Morgan, Lewis & Bockius c/o Suites 1902-09, 19th Floor,
Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong
Direct: +852.3551.8500
Fax: +852.3006.4346 www.morganlewis.com

WRITER’S DIRECT LINE
+852.3551.8690

WRITER’S EMAIL
ning.zhang@morganlewis.com

March 3, 2023

Confidential

Ms. Sisi Cheng

Mr. Martin James

Mr. Bradley Ecker

Ms. Erin Purnell

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Intchains Group Limited (CIK No. 1895597)

Registration Statement on Form F-1 (File No.333-265756)

Dear Ms. Cheng, Mr. James, Mr. Ecker and Ms. Purnell:

On behalf of our client, Intchains Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated March 1, 2023 on the Company’s amendment No.7 to registration statement on Form F-1 filed on February 22, 2023.

Concurrently with the submission of this letter, the Company is filing herewith amendment No.8 registration statement on Form F-1 (the “Amendment No.8”) via EDGAR to the Commission.

Abu Dhabi        Almaty        Astana        Beijing        Boston         Brussels        Century City        Chicago        Dallas        Dubai        Frankfurt         Hartford Hong Kong        Houston        London        Los Angeles        Miami        New York        Orange County        Paris        Philadelphia        Pittsburgh Princeton        San Francisco        Seattle        Shanghai        Silicon Valley        Singapore        Tokyo        Washington, DC        Wilmington

The Staff’s comment is repeated below in bold and is followed by the Company’s response. We have included page reference in the Amendment No.8 where the language addressing a particular comment appears.

General

1.	Please disclose, wherever applicable, whether or not you directly mine crypto assets, hold crypto assets for investment, or convert crypto assets into fiat currency after receipt.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 65 of the Amendment No.8.

If you have any questions regarding the Amendment No.8, please contact the undersigned by phone at +852.3551.8690 or via e-mail at ning.zhang@morganlewis.com.

Very truly yours

By:	/s/ Ning Zhang
Ning Zhang
Partner

cc:	Qiang Ding, Chairman and Chief Executive Officer, Intchains Group Limited

Chaowei Yan, Chief Financial Officer, Intchains Group Limited

Mr. Howard Leung, Mazars USA LLP

Mr. Lawrence Venick, Loeb & Loeb LLP

Ms. Louise L. Liu, Morgan, Lewis & Bockius

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